UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

<u>December 31, 2004</u>

Date of Report (Date of earliest event reported)

Commission File Number: 000-27743



PAC-WEST TELECOMM, INC.
(Exact name of registrant as specified in its charter)

California	**68-0383568**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1776 W. March Lane, Suite 250	**95207**
Stockton, California	(Zip Code)
(Address of principal executive offices)	

(209) 926-3300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 3 - SECURITIES AND TRADING MARKETS.

Item 3.01   **Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.**

(a)   *As set forth in the Current Report on Form 8-K filed by Pac-West Telecomm, Inc. ("Pac-West") on December 29, 2004 (SEC File No. 000-27743), on December 26, 2004, Pac-West received notice of the resignation of A. Gary Ames as a member of Pac-West's Board of Directors, effective as of December 31, 2004. Mr. Ames was a member of the Audit Committee of the Board of Directors of Pac-West (the "Audit Committee"). On December 30, 2004, Pac-West received notice from the Nasdaq Stock Market that it would not be in compliance with NASD MarketPlace Rule 4350(d)(2) upon Mr. Ames resignation on December 31, 2004 as a result of there then being only two independent directors serving on the Audit Committee. Pac-West's board of directors has appointed Jerry L. Johnson to the vacancy on the Audit Committee created by Mr. Ames resignation, effective as of January 1, 2005. The board of directors has determined that Mr. Johnson is independent within the meaning of applicable Nasdaq MarketPlace and Securities and Exchange Commission Rules.*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

PAC-WEST TELECOMM, INC.
(Registrant)

Dated: January 5, 2005

By: /s/ Robert C. Morrison

Robert C. Morrison
Vice President and General Counsel